UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
__________________________________________________
ENERGEN CORPORATION
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

29265N108
(CUSIP Number)

Jesse Lynn
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29265N108

1.	Name of Reporting Person: HIGH RIVER LIMITED PARTNERSHIP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: HOPPER INVESTMENTS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): OO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: BARBERRY CORP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN PARTNERS MASTER FUND LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN OFFSHORE LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN PARTNERS LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN ONSHORE LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN CAPITAL LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: IPH GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): OO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN ENTERPRISES HOLDINGS L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN ENTERPRISES GP INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: BECKTON CORP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: CARL C. ICAHN
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): IN

*	See Items 4 and 5.

Item 1. Security and Issuer

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Carl C. Icahn and affiliates with the United States Securities and Exchange Commission (the "SEC") on November 19, 2018 (the "Schedule 13D") relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Energen Corporation, an Alabama corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4. Purpose of Transaction

On November 29, 2018, the transactions pursuant to the Agreement and Plan of Merger by and among the Issuer, Diamondback Energy, Inc. ("Diamondback") and Sidewinder Merger Sub Inc., a wholly owned subsidiary of Diamondback ("Merger Sub"), closed and (1) Merger Sub was merged with and into the Issuer (the "Merger"), with the Issuer surviving and continuing as the surviving corporation in the Merger, and, (2) at the effective time of the Merger, each outstanding Share (other than Shares held in treasury by the Issuer, Shares owned by Diamondback or Merger Sub or Shares with respect to which dissenters' rights that were validly exercised in accordance with Alabama law) was converted into the right to receive 0.6442 of a share of common stock of Diamondback, plus cash in lieu of any fractional shares that otherwise would have been issued (the "Merger Consideration"). The Reporting Persons no longer beneficially own any Shares as the Shares beneficially owned by the Reporting Persons were converted into the right to receive the Merger Consideration.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Reporting Persons no longer beneficially own any Shares.

(c) Except as set forth herein or disclosed elsewhere in this Schedule 13D, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Not applicable.

(e) On November 29, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2018

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No.1 to Schedule 13D – Energen Corporation]